TV GUIDE, INC.
                  (formerly United Video Satellite Group, Inc.)
                             7140 South Lewis Avenue
                           Tulsa, Oklahoma 74136-5422
                                 (918) 488-4000
                         COMMISSION FILE NUMBER 0-22662
                              INFORMATION STATEMENT
                                   PURSUANT TO
                              SECTION 14(f) OF THE
                       SECURITIES EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER

Introduction

 This Statement is being mailed on or about March 19, 1999 to holders of record on March 2, 1999 of the shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock") of TV Guide, Inc. (formerly United Video Satellite Group, Inc.), a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the anticipated appointment of persons designated by Liberty Media Corporation ("Liberty"), The News Corporation Limited ("News Corp.") and the Board of Directors of the Company to a majority of the seats on the Board of Directors of the Company (the "Board" or "Board of Directors") on March 29, 1999.

On March 1, 1999, the Company completed the following transactions:

(1) the Company acquired from TVG Holdings, Inc. ("News Holdings"), a subsidiary of News Corp. (the "TV Guide Acquisition"), for $800 million in cash, 22,503,412 shares of Class A Common Stock and 37,496,588 shares of Class B Common Stock, two corporations that publish TV Guide magazine and other printed television program listings guides and operate, through the Internet, an entertainment service known as TV Guide Online;

(2) the Company acquired from Liberty (the "Netlink Acquisition," and together with the TV Guide Acquisition, the "Acquisitions") for 12,750,000 shares of Class B Common Stock three corporations which own approximately 40% of Superstar/Netlink Group LLC and the Netlink Wholesale Division, which includes a business that provides satellite-transmitted programming services known as the "Denver 6" and a separate business that sells programming packages to satellite master antenna television systems;

(3) the Company changed its name to TV Guide, Inc.; and

(4) the Company sold to News Holdings 6,534,108 shares of Class A Common Stock for approximately $129.0 million in cash, which was paid by offset against the cash portion of the consideration in the TV Guide Acquisition.

News Corp. indirectly through News Holdings owns shares representing approximately 44% of the Company's Common Stock and approximately 49% of the voting power of the Company's Common Stock. Liberty, directly or indirectly through its subsidiary TCI UVSG, Inc. ("TCI Holdings"), owns shares representing approximately 44% of the Company's Common Stock and approximately 49% of the voting power of the Company's Common Stock. Pursuant to a Stockholders Agreement described herein entered into in connection with the TV Guide Acquisition, Tele-Communications, Inc. ("TCI"), Liberty, TCI Holdings, News Corp. and News Holdings have agreed that each stockholder or group of related stockholders that are party to such Agreement shall be entitled to designate one member of the Company's Board of Directors for each 12.5% of the

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



Class B Common Stock owned by such stockholder or group, and the other parties to such Agreement would vote their shares of Common Stock in favor of the election of such designees as director. Based on their relative share ownership following the TV Guide Acquisition, each of TCI Holdings and News Holdings is entitled to designate four members of the Board of Directors. The eight members so designated will then appoint two persons who are independent directors within the meaning of the rules of the Nasdaq Stock Market (the "Nasdaq Stock Market Rules").

This Statement is being mailed to the Company's stockholders to provide to them information about the new directors. You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new directors.

The information contained in this Information Statement concerning the new directors has been furnished to the Company by Liberty and News Corp. The Company assumes no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION REGARDING THE COMPANY'S COMMON STOCK

This Statement is being sent only to stockholders of record of shares of Common Stock at the close of business on March 2, 1999. At the close of business on March 2, 1999, there were 76,944,408 shares of Class A Common Stock outstanding, held by 103 holders of record, and 74,993,176 shares of Class B Common Stock outstanding, held by two holders of record. The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held and the holders of Class B Common Stock are entitled to ten votes for each share of Class B Common Stock held.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of March 2, 1999 regarding ownership of the Common Stock by (1) each person believed by the Company to be the beneficial owner of more than five percent of its outstanding Common Stock;
(2) each Director, the Chief Executive Officer and each of the four other most highly compensated executive officers of the Company for the fiscal year ended December 31,1998; and (3) all current executive officers and directors of the Company as a group. Shares of Class B Common Stock are convertible at the option of the holder immediately into shares of Class A Common Stock on a one-for-one basis and, accordingly, holders of Class B Common Stock are deemed to own beneficially the same number of shares of Class A Common Stock. The table below does not reflect such beneficial ownership of Class A Common Stock.

                            Class A              Class B      Percent of
                          Common Stock        Common Stock     Vote of All
                       ------------------- ------------------- Outstanding
                         Number   Percent    Number   Percent
Beneficial Owner       of Shares  of Class of Shares  of Class Common Stock
----------------       ---------- -------- ---------- -------- ------------
Liberty Media
 Corporation(1) .....   29,037,520  37.7%   37,496,588  50.0%    48.9%
The News Corporation
 Limited(2) .........   29,037,520  37.7%   37,496,588  50.0%    48.9%
Anthea Disney .......           --    --            --    --       --
Joachim Kiener.......           --    --            --    --       --
Peter C. Boylan III(3)     669,288     *            --    --        *
Charles Butler
 Ammann(4) ..........       24,800     *            --    --        *
Craig M. Waggy(5) ...       41,200     *            --    --        *

Toby DeWeese(6) .....        8,000     *            --    --        *
Robert R. Bennett(7)         6,000     *            --    --        *
Lawrence Flinn, Jr (8)     199,600     *            --    --        *
Gary S. Howard(9) ...       40,000     *            --    --        *
Larry E. Romrell(10)        12,000     *            --    --        *
J. David Wargo(10) ..       12,000     *            --    --        *
All Directors and
Executive Officers
 as a Group (11
persons)(11) ........    1,012,888   1.3%           --    --        *

 * Less than 1%

(1) The address for Liberty Media Corporation is 8101 Prentice Avenue, Suite 500, Englewood, CO 80111. Liberty holds shares of Common Stock, directly or indirectly through its subsidiary TCI UVSG, Inc. Liberty is an indirect subsidiary of Tele-Communications, Inc. ("TCI"), which in turn is an indirect subsidiary of AT&T Corp.

(2) The Class A Common Stock and Class B Common Stock reported as beneficially owned by News Corp. are directly owned by TVG Holdings, Inc. ("News Holdings"), an indirect subsidiary of News Corp. and a direct subsidiary of News Publishing Australia Limited ("NPAL"). Each of News Corp and NPAL, as persons who may be deemed to control Holdings, may also be deemed to indirectly beneficially own such shares. By virtue of ordinary shares of News Corp. owned by (i) Mr. K. Rupert Murdoch and members of his family, (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family and certain charities, and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corp., and may therefore be deemed to indirectly beneficially own such shares of News Holdings. The address of News Holdings is 1300 North Market Street, Suite 404, Wilmington, Delaware 19801; the address of News Corp. is 2 Holt Street, Sydney, New South Wales 2010, Australia; the address of NPAL is 1300 North Market Street, Suite 404, Wilmington, Delaware 19801; and the address of Mr. Murdoch is 10201 West Pico Boulevard, Los Angeles, California 90035.

(3) Includes 546,584 shares of Class A Common Stock subject to presently exercisable options and 94,400 shares of Class A Common stok subject to options that will become exercisable within 60 days.

(4) Includes 24,800 shares of Class A Common Stock subject to presently exercisable options.

(5) Includes 34,000 shares of Class A Common Stock subject to presently exercisable options and 7,200 shares of Class A Common Stock subject to options that will become exercisable within 60 days.

(6) Includes 8,000 shares of Class A Common Stock subject to presently exercisable options.

(7) Includes 6,000 shares of Class A Common Stock subject to presently exercisable options.

(8) Includes 199,600 shares of Class A Common Stock owned by the Lawrence Flinn, Jr. Charitable Trust of which Mr. Flinn is Trustee. Mr. Flinn disclaims beneficial ownership of such shares.

(9) Includes 40,000 shares of Class A Common Stock subject to presently exercisable options.


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



(10) Includes 12,000 shares of Class A Common Stock subject to presently exercisable options.

(11) Includes 683,384 shares of Class A Common Stock subject to presently exercisable options and 101,600 shares of Class A Common Stock subject to options that will become exercisable within 60 days.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934 requires the Company's executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities (collectively, the "reporting persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission and to furnish the Company with copies of these reports. Based solely upon a review of copies of such reports furnished to the Company, and written representations received from the reporting persons, the Company believes that all filings required to be made by the reporting persons for the last fiscal year were made on a timely basis.

MANAGEMENT

The Directors and Officers of the Company as of the date of this Statement are as follows:

Name                     Age     Position

Anthea Disney* ......    54      Chief Executive Officer
Joachim Kiener* .....    45      President; Chairman and
                                  Chief Executive Officer of
                                  TV Guide Magazine Group
Peter C. Boylan III .    35      Director; Executive Vice President
                                  of the Company; Chairman and Chief Executive
                                  Officer of TV Guide Entertainment Group and
                                  United Video Group
Charles B. Ammann ..     44      Senior Vice President, Secretary
                                  and General Counsel
Craig M. Waggy .....     40      Senior Vice President, Chief Financial
                                 Officer and Treasurer
Toby DeWeese ......      38      Vice President, Corporate Development
Robert R. Bennett ....   40      Director
Lawrence Flinn, Jr.**    63      Chairman of the Board Emeritus
Gary S. Howard ......    48      Director, Chairman of the Board
Larry E. Romrell** .     59      Director
J. David Wargo** ....    45      Director

* Appointed on March 1, 1999 upon closing of the TV Guide Acquisition.

** Resigned effective March 29, 1999.

Set forth below is a description of the backgrounds of such persons:

Anthea Disney has been Chief Executive Officer of the Company since March 1999. Ms. Disney has been Chairman and Chief Executive Officer of News America Publishing Group, a division of News Corp., since September 1997. She is also a member of News Corp.'s worldwide Executive Management Team. Prior to her appointment as head of News America Publishing Group, Ms. Disney was President and Chief Executive Officer of HarperCollins Publishers, a position she held since March 1996. Ms. Disney joined News Corp. in 1990 and has held a number of senior management positions, including Editor-in-Chief of TV Guide; Editor-in-Chief and creator of News Corp.'s on-line development; and executive producer of Fox Television's A Current Affair. Ms. Disney is also a director of The CIT Group.

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


Joachim Kiener has been President of the Company and Chairman and Chief Executive Officer of TV Guide Magazine Group since March 1999. Mr. Kiener has been President and Chief Operating Officer of News America Publishing Group, a division of News Corp., since March 1998. Mr. Kiener oversees the business, operations and financial management of News America Publishing Group and its divisions, which include HarperCollins Publishers, The Weekly Standard and News America Digital Publishing. He joined News Corp. as Executive Vice President and Chief Operating Officer of HarperCollins Publishers in September 1996. Prior to joining HarperCollins Publishers, Mr. Kiener spent seven years in various senior executive positions at EMI-Capitol Music Group, N.A., one of the major worldwide operating music distribution and publishing companies.

Peter C. Boylan III has been Executive Vice President of the Company and Chairman and Chief Executive Officer of TV Guide Entertainment Group and United Video Group since March 1999 and a Director of the Company since July 1995. Mr. Boylan served as President of the Company from August 1997 to March 1998; Chief Operating Officer of the Company from December 1996 to March 1998 and Executive Vice President and Chief Financial Officer of the Company from October 1994 to December 1996. Beginning in 1992 through October 1994, Mr. Boylan served with Hallmark Cards, Inc. in its Corporate Development and Strategy Group, focusing primarily on the communications and entertainment industries.

Charles B. Ammann joined the Company in January 1996 as Senior Vice President, Secretary and General Counsel. Mr. Ammann is responsible for the Company's legal, risk management and legislative affairs. From 1990 until he joined the Company, Mr. Ammann served as Vice President of Administration and General Counsel for Flint Industries, Inc., a privately-held company engaged in general contracting of commercial and industrial construction, oil and gas pipeline construction, oil field services and construction management services.

Craig M. Waggy has been Senior Vice President and Chief Financial Officer of the Company since September 1997 and Treasurer of the Company since June 1995. Mr. Waggy joined the Company in June 1995 as Vice President of Finance and Treasurer. Mr. Waggy is responsible for the Company's accounting and finance functions. Prior to joining the Company, he was with Ernst & Young LLP.

Toby DeWeese joined the Company in September 1997 as Vice President of Corporate Development. From 1990 until he joined the Company, Mr. DeWeese held several positions at TCI, including Director of Primestar Development from November 1991 to March 1993, Vice President of Sales and Distribution for Primestar by TCI from April 1993 to October 1995, Vice President of Business Development and Technology for Netlink from November 1995 to May 1997 and Vice President of Operations for the National Digital Television Center from May 1997 to September 1997.

Robert R. Bennett has been a Director of the Company since February 1998 and has been Executive Vice President of TCI and President and Chief Executive Officer of Liberty since April 1997. Mr. Bennett has also been President and Chief Executive Officer of AT&T's Liberty Media Group since the closing of the merger of TCI and AT&T in March 1999. From June 1995 through March 1997, Mr. Bennett was an Executive Vice President and the Chief Financial Officer, Secretary and Treasurer of Liberty. Mr. Bennett served as Senior Vice President of Liberty from September 1991 through June 1995. Mr. Bennett is a director of TCI Music, Inc.

Lawrence Flinn, Jr. assumed the position Chairman Emeritus in June 1997. Prior to that time, Mr. Flinn had been Chairman of the Board and Chief Executive Officer since he acquired a majority ownership interest in the Company in 1976. Mr. Flinn is a director of LodgeNet Entertainment Corporation.

Gary S. Howard has been Chairman of the Board of Directors since May 1997 and was Chief Executive Officer of the Company from May 1997 to March 1999. Mr. Howard has been an Executive Vice President of TCI since December 1997 and Executive Vice President and Chief Operating Officer of Liberty since March 1999. Mr. Howard has also been Executive Vice President and Chief Operating Officer of AT&T's Liberty Media Group since the closing of the merger of TCI and AT&T in March 1999. Mr. Howard was President and Chief Executive Officer of TCI Ventures Group, LLC, a subsidiary of TCI, from December 1997 to March 1999. He has served as Chief Executive Officer of TCI Satellite Entertainment, Inc. since December 1996 and was President from February 1995 to August 1997. Mr. Howard served as President of the Company from June 1997 to August 1997, Senior Vice President in charge of Mergers and Acquisitions of TCI Communications, Inc. ("TCIC") from October 1994 to December 1996 and as Vice President of TCIC from December 1991 through October 1994.

Larry E. Romrell was an Executive Vice President of TCI from January 1994 to March 1999. He is currently a consultant to TCI. Mr. Romrell had served as the Executive Vice President and Chief Executive Officer of TCI Business Alliance and Technology Co., Inc., a subsidiary of TCI, since February 1998, a Senior
Vice President of Ventures LLC since December 1997, and President of TCI Technology Ventures, Inc., a subsidiary of TCI, from September 1994 to October 1997. Mr. Romrell served as a Senior Vice President of TCIC from 1991 to September 1994. Currently, Mr. Romrell is a director of General Communication, Inc., Liberty and Guaranty Bank & Trust Company.

J. David Wargo has been President of Wargo & Company, a private investment company specializing in the communications industry, since January 1993. Mr.
Wargo was a Managing Director of The Putnam Companies from December 1989 to December 1992. Mr. Wargo is a director of On Command Corporation.

At closing of the Acquisitions, the Company's bylaws were amended to fix the number of the Company's directors at ten, to provide for an Office of the Chairman and to provide that approval of any action by the Board will require the affirmative vote of at least seven of the ten directors, except for the removal of any officer of the Company, which will require approval of six of the ten directors.

Leo J. Hindery resigned from the Board on March 8, 1999. Messrs. Flinn, Romrell and Wargo have resigned effective March 29, 1999.

Pursuant to the Stockholders Agreement discussed below under "Certain Transactions," TCI, Liberty and News Corp. have agreed that they and their affiliates will vote their shares of Common Stock for the election of four directors designated by TCI Holdings and four directors designated by News
Holdings. Two independent directors within the meaning of the Nasdaq Stock Market Rules will be appointed by those eight directors. The four directors designated by TCI Holdings are Messrs. Bennett, Boylan, Howard and Charles Y. Tanabe and the four directors designated by News Holdings are Ms. Disney and Mr. Kiener, Chase Carey and Peter Chernin. The new directors (Ms. Disney and Messrs. Kiener, Carey, Chernin and Tanabe) will take office without stockholder action on or about March 29, 1999, when the resignation of Messrs.
Flinn, Romrell and Wargo will become effective.

After the various resignations and appointments, the Directors of the Company will be as follows:

Name                        Age      Position

Anthea Disney ..........    54       Director; Chairman and Chief
                                      Executive Officer of the Company;
                                      Member, Office of the Chairman
Joachim Kiener .........    45       Director; President of the Company;
                                      Chairman and Chief Executive Officer of
                                      TV Guide Magazine Group; Member, Office
                                      of the Chairman
Peter C. Boylan III ....    35       Director; Executive Vice President of the
                                      Company; Chairman and Chief Executive
                                      Officer of TV Guide Entertainment Group
                                      and United Video Group; Member, Office of
                                      the Chairman
Robert R. Bennett ......    40       Director
Chase Carey ............    45       Director
Peter Cherin ...........    47       Director
Gary S. Howard .........    48       Director
Charles Y. Tanabe ......    47       Director

Set forth below is a description of the backgrounds of the new Directors, other than Ms. Disney and Mr. Kiener, who are described under "Management" above:

Chase Carey has been a Director of Fox Entertainment Group, Inc. and Co-Chief Operating Officer of Fox Entertainment Group, Inc. since August 1998. Mr. Carey was President of Fox Entertainment Group, Inc. from 1995 to 1998, Executive Vice President and Chief Operating Officer from 1991 to 1995 and Senior Vice President from 1988 to 1991. Mr. Carey is an Executive Director and has been the Co-Chief Operating Officer of News Corp. and a Director and Executive Vice President of News America Incorporated since 1996. Mr. Carey has served as the Chairman and Chief Executive Officer of Fox Television since July 1994. Mr. Carey joined Fox, Inc. (predecessor of Fox Entertainment Group, Inc.) in 1988 as Executive Vice President, served as Chief Financial Officer, and assumed the title of Chief Operating Officer in February 1992. Prior to joining Fox Television, Mr. Carey worked at Columbia Pictures in several executive positions, including President of Pay/Cable and Home Entertainment and Executive Vice President of Columbia Pictures International. Mr. Carey is also a member of the Boards of Directors of Gateway 2000 and Colgate University.

Peter Chernin has been a Director and President and Chief Operating Officer of Fox Entertainment Group, Inc. since August 1998. Mr. Chernin has been an Executive Director, President and Chief Operating Officer of News Corp. and a Director, Chairman and Chief Executive Officer of News America Incorporated since 1996. Mr. Chernin was Chairman and Chief Executive Officer of Fox Filmed Entertainment from 1994 until 1996, Chairman of Twentieth Century Fox Film Corporation from 1992 until 1994 and President of Fox Broadcasting Company from 1989 until 1992.

Charles Y. Tanabe has served as Senior Vice President and General Counsel of Liberty since January 1999. For more than five years before he assumed that position, Mr. Tanabe was a member of Sherman & Howard L.L.C., a law firm based in Denver, Colorado.

It is anticipated that Mr. Boylan will continue to be employed by the Company after the Acquisitions under a two-year employment agreement with the Company, although there can be no assurance such will be the case. Ms. Disney and Mr. Kiener are to remain employees of News Corp., but will be seconded to the Company under agreements whereby the substantial majority of their time is to be made available to the Company and the Company will reimburse News Corp. for an appropriate portion of the cost of their cash compensation and employee benefits paid by News Corp.

Ms. Disney, Mr. Kiener and Mr. Boylan will together form the Office of the Chairman. Mr. Kiener and Mr. Boylan each will report to Ms. Disney. Mr. Kiener will have responsibility for the Company's TV Guide Magazine Group as Chairman and Chief Executive Officer, as well as responsibility for international matters and information technology services for the Company. Mr. Boylan will have responsibility for the Company's TV Guide Entertainment and United Video Groups as Chairman and Chief Executive Officer, as well as responsibility for the finance, corporate development and legal affairs functions of the Company.

Each of Ms. Disney, Mr. Kiener, Mr. Tanabe, Mr. Carey and Mr. Chernin, has advised the Company that he or she has consented to serve on the Board of Directors and he or she (i) does not have a family relationship with any of the directors or executive officers of the Company, (ii) does not beneficially own any securities of the Company, (iii) has not been involved in any transactions, and has no business relationships, with the Company or any of its directors, executive officers or affiliates of a type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act, except as disclosed herein, and (iv) has not been the subject of any civil, regulatory or criminal proceeding.

Directors' Compensation

Directors who are not also employees of the Company or its subsidiaries or affiliates receive a fee of $4,000 per meeting attended in person and a fee of $2,000 per committee meeting attended in person, unless such committee meeting is held on the same day as a meeting of the full Board. Telephonic meetings of the Board and committees are compensable at the rate of $400. Directors who are also employees of the Company or its subsidiaries or affiliates receive no additional compensation for serving as directors. The Company reimburses all of its directors for reasonable travel and out-of-pocket expenses in connection with their attendance at meetings of the Board. The directors are eligible to participate in the Stock Option Plan for Non-Employee Directors (the "Directors Plan"). The Company has reserved 470,000 shares of Class A Common Stock to be issued pursuant to the exercise of options granted under the Directors Plan.

Committees and Meetings

The Board has standing Executive, Audit, Compensation and Special Compensation Committees. It does not have a nominating committee.

The Executive Committee was originally established to serve as a representative committee of the Board to transact the ordinary business of the Company when the full membership of the Board, or a quorum of the Board, cannot reasonably be convened. The Executive Committee currently consists of Messrs. Howard (Chairman), Bennett and Boylan. The Company's bylaws have been amended to set the number of Executive Committee members at four, all of whom are to be designated by the holders of the Class B Common Stock,with such powers as may be delegated to it by the unanimous vote of the entire Board. In accordance with the Stockholders Agreement discussed below under "Certain Transactions," the four members of the Executive Committee will initially consist of two members designated by TCI Holdings and two members designated by News Holdings.

The Audit Committee was established to recommend selection of the Company's independent auditors and to review the financial statements and reports of the Company and the reports of the independent auditors. The Audit Committee currently consists of Messrs. Wargo (Chairman), Bennett and Flinn.

The Compensation Committee was established to make recommendations regarding compensation, including incentive compensation, stock bonus, stock option, and other incentive or stock plans, and previously administered the Company's Equity Incentive Plan. The Compensation Committee also reviews and approves, subject to ratification by the Board, all compensation to the executive officers. The Compensation Committee currently consists of Messrs. Wargo (Chairman), Bennett and Flinn.

The Special Compensation Committee was established to grant awards under the Company's Equity Incentive Plan and to make other compensation awards where necessary in order to comply with the requirements of Section 162(m) of the Code. The Special Compensation Committee currently consists of two members of the Compensation Committee, Messrs. Bennett and Wargo.

Changes in the membership of Board Committees will be determined by the Board after the various resignations and appointments.

During 1998, the Board held six meetings. Each director attended more than 75% of the aggregate number of Board meetings held during the year. The Audit Committee met separately from the Board two times during 1998, the Compensation Committee met separately two times, the Executive Committee did not meet separately and the Special Compensation Committee met separately two times. Each director attended more than 75% of the aggregate number of meetings of all committees of the Board on which such director served.

 EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table sets forth a summary of the compensation paid by the Company during each of the fiscal years ended December 31, 1998, 1997 and 1996, to the Chief Executive Officer and four other most highly compensated executive officers ("the Named Executive Officers"). During the last three fiscal years, none of the Named Executive Officers received any restricted stock awards or long-term incentive payouts nor did any of the Named Executive Officers receive any other annual compensation.





                                                                       Long-Term
Name and                             Annual Compensation              Compensation
                                   -------------------------            Awards              All Other
Principal Position(1)              Year  Salary($)   Bonus($)          Options(#)(2)     Compensation($)(3)
------------------                 ----  ---------   --------          ----------         ---------------

Gary S. Howard (4)                 1998  $275,000         -0-               -0-                  -0-
   Chairman of the Board           1997  $215,480    $174,300           200,000                  -0-
   and Chief Executive             1996       -0-         -0-               -0-                  -0-
   Officer

Peter C. Boylan III(5)             1998  $406,637    $325,000           200,000              $40,560
   President and                   1997  $323,091    $256,300           172,000              $16,025
   Chief Operating Officer         1996  $259,721    $212,710           300,000              $21,571

Charles Butler Ammann              1998  $204,000    $115,000            40,000              $16,523
   Senior Vice President,          1997  $180,000    $ 78,000               -0-               $7,843
   Secretary and General Counsel   1996  $166,000    $ 25,000            28,000              $   260

Craig M. Waggy                     1998  $150,000    $115,000            50,000              $14,017
   Senior Vice President,          1997  $115,667    $ 77,000            36,000              $ 5,371
   Chief Financial                 1996  $ 99,117    $ 46,170            28,000              $ 3,276
   Officer and Treasurer

Toby DeWeese  (6)                  1998  $131,327    $ 50,000               -0-               $23,416
   Vice President - Corporate      1997  $ 33,173    $ 10,000            40,000                   -0-
   Development                     1996       -0-         -0-               -0-                   -0-

----------

(1) The positions shown represent the positions held by such persons at the end of 1998.

(2) All grants for 1998, 1997 and 1996 represent stock options to acquire Class A Common Stock under the Company's Equity Incentive Plan. All amounts have been adjusted for stock splits.

(3) 1998 includes (i) contributions under the Company's SERP and 401(k) Plans, and (ii) the compensation component of term life insurance premiums, respectively, as follows: Mr.Boylan, $39,502 and $578; Mr. Ammann, $15,890 and $495; Mr. Waggy, $13,687 and $225; and Mr. DeWeese, $3,347 and none. In addition, the 1998 amount for Mr. DeWeese includes $20,069 of taxable moving expense reimbursement.

(4) Mr. Howard joined the Company on June 1, 1997. The amounts presented for annual compensation and bonus represent those amounts paid by the Company to TCI for Mr. Howard's services.

(5) Effective December 4, 1998, Mr. Boylan's salary was increased to $550,000 per year.

(6) Mr. DeWeese joined the Company on September 25, 1997.

Option/SAR Grants in Last Fiscal Year

The following table sets forth information concerning options granted in 1998 to the Named Executive Officers.





                                                                                       Potential Realizable   Potential Realizable
                                          Percent of Total                             Value of Assumed       Value of Assumed
                                            Options/SARS      Exercise of               Annual Rates of        Annual Rates of
                           Options      Granted to Employees  Base Price   Expiration     Stock Price            Stock Price
Name                       Granted(#)    in Fiscal Year (1)    per Share      Date     Appreciation for       Appreciation for
----                       ----------    ------------------   -----------    ------    Option Term -5%       Option Term -10%
                                                                                       ----------------      -----------------

Gary S. Howard                   --              --               --           --             --                     --
Peter C. Boylan III(2)         200,000         28.2%            $16.625     02-08-08      $2,091,075              $5,299,194
Charles Butler
 Ammann(2)                      40,000          5.6%            $16.625     02-08-08      $  418,215              $1,059,839
Craig M. Waggy (2)              50,000          7.1%            $16.625     02-08-08      $  522,769              $1,324,798
Toby DeWeese                     --              --               --           --             --                      --

(1) Computation includes 30,000 options granted under the United Video Satellite Group, Inc. Stock Option Plan for Non-Employee Directors.

(2) Incentive and non-qualified stock options to acquire shares of the Company's Class A Common Stock.

Aggregated Option/SAR Exercises in Last Fiscal Year and Year-End Option/SAR Values

The following table sets forth information concerning options exercised in 1998 and outstanding options held by the Named Executive Officers named in the Summary Compensation Table as of December 31, 1998:

                                                            Number of Unexercised         Value of Unexercised
                       Shares                               Options at                    In-the-Money Options
                       Acquired on     Value                December 31, 1998(#)          at December 31, 1998($) (1)
Name                   Exercise(#)     Realized($)          Exercisable/Unexercisable     Exercisable/Unexercisable
----                   -----------     -----------          -------------------------     -------------------------

Gary S. Howard               --              --                40,000 / 160,000          %   612,500 / $2,450,000
Peter C. Boylan III        28,304        $403,221             506,584 / 517,600          $ 8,582,154 / $5,772,200
Charles Butler Ammann        --              --                11,200 /  56,800          $   194,600 / $  571,900
Craig M. Waggy               --              --                18,400 /  95,600          $   308,000 / $1,095,500
Toby DeWeese                 --              --                 8,000 /  32,000          $   105,000 / $  420,000

(1) The value of unexercised in-the-money options is calculated based upon the last reported sales price per share of the Company's Class A Common Stock on the Nasdaq National Market on December 31, 1998 ($23.625), less the exercise price.

Compensation Committee Report

The  report  of the  Compensation  Committee  of the  Board  (the  "Compensation
Committee") shall not be deemed incorporated by reference by any general statement incorporating by reference this Statement into any filing under the Securities Act of 1933 or under the Securities Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Goals. The Company is committed to providing an executive compensation program that promotes and supports the Company's mission and its stockholder objectives. This commitment requires an executive compensation program that is managed as an investment in the Company's executives. In return, these executives are expected to contribute to the Company's successful financial performance and help provide an above average return to its stockholders. The Company's executive compensation program must also:

- Align the interests of the executives with those of the Company's stockholders
by  focusing  executives  on  achieving  performance   objectives  that  enhance
stockholder value on a continuing basis;

- Enable the Company to attract, retain and motivate high caliber executives who are among the most skilled, talented and persistent individuals available in a very competitive marketplace;

- Inspire executives to innovatively and aggressively pursue individual, team, department and Company goals;

- Emphasize "pay for performance" by having a significant portion of our executives' total compensation "at risk";

- Establish a general corporate atmosphere that encourages a willingness to take calculated risks, undertake mutually supportive team efforts and develop leadership to maintain a company that acts quickly and flexibly for the benefit of its customers and stockholders; and

- Require each executive to own and maintain a meaningful equity interest in the Company and together manage the business from the perspective of a long-term investor and business owner.

The Company's Executive Compensation Policy is implemented by the Compensation Committee of its Board.

The Company has designed its executive compensation program using the above objectives as its foundation. The following describes the components of this program and how each relates to Company goals.

Base Salary. Base compensation for the Chief Executive Officer and the company's other executive officers in 1998, to the extent not specified by employment agreements, was proposed by the Chairman and Chief Executive Officer to the Compensation Committee. The Chairman and Chief Executive Officer arrived at his proposal after consultation with the Company's President and Chief Operating Officer, among others. The factors considered by the Chairman and Chief Executive Officer in determining base compensation were largely based upon historical compensation studies, but considered the goals stated above. The salary levels proposed were evaluated by the Compensation Committee based upon historical compensation studies and are intended to be consistent with competitive practices (including companies with comparable market valuations, lines of business and/or revenues) and level of responsibility (with salary increases reflecting competitive and economic trends, the overall financial performance of the Company and the performance of the individual executive). Factors considered in gauging the Company's overall financial performance include the Company's revenues and profits, but market performance of the Company's Common Stock was not directly considered.

Annual Bonus. The Company regularly pays cash bonuses to its executive officers. Bonuses for executive officers in 1998 were based on the earnings- performance of the Company, the market performance of the Company's Class A Common Stock and the attainment of specified goals, and were subject to the review and approval of the Compensation Committee.

Stock Option Plan. Long-term management incentives are intended to be provided by periodically granting stock options to executives. No specific formulas are used in determining stock option grants. Factors taken into account in awarding stock options are generally the same as those used in setting base salaries and in awarding annual bonuses. The number of options previously awarded to and held by executive officers is also reviewed in determining current option grants. During 1998, three executive officers of the Company were granted stock options due to the performance of the Company.

Stock Retention. The Company requires that all executives retain at least 10% of shares obtained through exercise of stock options. The Company believes all stockholders benefit when the Company is managed with a goal of maximizing the long-term return to stockholders. Stockholder return can only be maximized when executives are stockholders and, therefore, also conduct business in their own best self-interests.

Other Matters. Provisions of the Internal Revenue Code limit, with certain exceptions, the deductibility by the Company for federal income tax purposes of any Named Executive Officer's annual compensation exceeding $1,000,000. None of the Company's current named executive officers have received otherwise deductible compensation that would be subject to this limit and could do so at current salary levels only in connection with the exercise of stock options or payment of bonuses. The Company generally intends to comply with the requirements of the Code for the available exemption from the $1,000,000 limitation, but it may not be practicable to do so in all cases. Accordingly, the Company may, in its sole discretion, determine in one or more cases that it is in the Company's best interests not to satisfy the requirements of the Code for the exemption.

Compensation Committee Members

J. David Wargo
Robert R. Bennett
Lawrence Flinn, Jr.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

Mr. Bennett, Mr. Howard and Mr. Romrell were Executive Vice Presidents of TCI during 1998 and Mr. Bennett was the President and Chief Executive Officer of Liberty during 1998. Liberty is a subsidiary of TCI. Mr. Hindery was a member of the Compensation Committee prior to his resignation on March 8, 1999. Prior to the merger of TCI and AT&T Corp. in March 1999, Mr. Hindery was President and Chief Operating Officer of TCI. See "Certain Transactions" for information regarding transactions between TCI and Liberty on the one hand and the Company on the other.

STOCK PRICE PERFORMANCE GRAPH

The stock price performance graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Statement into any filing under the Securities Act of 1933 or under the Securities Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The graph below compares the cumulative return of the Company's Class A Common Stock against the Total Return Index for the Nasdaq Stock Market (U.S.) and a peer group which is comprised of the Total Return Index for the Nasdaq
Telecommunications Stocks, excluding telephone communications companies. The cumulative return depicted is based upon an initial investment of $100 over the period December 31, 1993 through December 31, 1998. The stock price performance on the graph is not necessarily an indicator of future price performance.

The cumulative return of the Company's Class A Common Stock is based on the last reported sale price of the Class A Common Stock as reported on the Nasdaq National Market System on the last trading day of 1993 ($3.25) and the last reported sale price of the Class A Common Stock as reported on on the last trading day of 1998 ($23.625).

Five Year Total Cumulative Shareholder Return

[Performance Graph appears in this space]


                                              December 31
                                 -------------------------------------
                                 1994    1995    1996    1997    1998

                                 ----    ----    ----    ----    ----
TV Guide, Inc. (formerly
United Video Satellite
Group, Inc.                      $185    $208    $269    $442    $727
Nasdaq Stock Market (US          $ 98    $138    $170    $208    $294
Companies) Index
Peer Group Index                 $ 83    $107     $89    $155    $241

Assumes $100 invested on December 31, 1993 in United Video Satellite Group, Inc. Class A Common Stock, Nasdaq Stock Market (US Companies) Index and Peer Group Index.


CERTAIN TRANSACTIONS

Stockholders  Agreement.  TCI,  Liberty,  TCI  Holdings,  News  Corp.,  and News
Holdings and the Company have entered into a Stockholders Agreement which provides that, among other things, for so long as a stockholder or group of related stockholders is entitled to designate at least one director to the Company's Board, the other stockholder or group of related stockholders shall be subject to certain restrictions on its ability to sell any of its shares of Common Stock to an unaffiliated third party or to convert any of its shares of Class B Common Stock to shares of Class A Common Stock unless it first offers such Common Stock for sale to the non-transferring party. If the non-transferring party elects not to purchase such Common Stock, the transferring party will convert any Class B Common Stock to be sold into Class A Common

Stock prior to such sale unless such Class B Common Stock is to be sold to a third party that has offered to purchase at least 12.5% of the aggregate number of shares of Class B Common Stock outstanding. Pursuant to the Stockholders Agreement, so long as there continues to be at least two stockholders or groups of related stockholders that each own in the aggregate 30% or more of the outstanding Class B Common Stock, such stockholders or the members of each such stockholder group will vote their shares of Common Stock on all matters submitted to a vote of the Company's stockholders only as shall be mutually agreed upon by such stockholders or stockholder groups and, if they are unable to agree on how to vote with respect to any such proposal, they will each be obligated to vote against such proposal. Under the Stockholders Agreement, a stockholder or group of related stockholders is entitled to designate one director for each 12.5% of the outstanding shares of Class B Common Stock owned by such party (rounded to the nearest 12.5%, with more than 6.25% being rounded up, and 6.25% or less being rounded down), and the other stockholders or group of related stockholders will vote or cause to be voted all shares of Common Stock owned by such party for the election of such designee(s) as director. In addition, the Stockholders Agreement provides for certain registration rights with respect to the resale of the Class A Common Stock owned by stockholders that are parties to the Stockholders Agreement. Pursuant to the Stockholders Agreement, the Parent (as defined in such Agreement) of each stockholder or group of related stockholders that is entitled to designate at least one director to the Company's Board pursuant to the Stockholders Agreement agrees with and for the benefit of the Parent of each other stockholder or group of related stockholders that is so entitled to designate at least one director to the Company's Board that, for so long as there are at least two such stockholders or stockholder groups, the Company will, subject to certain limited exceptions, be the exclusive vehicle through which such Parent, directly or indirectly through its controlled affiliates, conducts program guide businesses (print, electronic or otherwise) worldwide. Currently, TCI and News Corp. are each Parents within the meaning of the Stockholders Agreement.

Parent Agreement. News Corp., TCI and the Company are also parties to a letter agreement, effective as of June 10, 1998 (The "Parent Agreement"), pursuant to which, among other things, the parties agreed to negotiate in good faith to enter into, or cause their affiliates to enter into, the following agreements:
(a) affiliation agreements between the Company and News Corp. (or a controlled affiliate of News Corp.) with respect to the TV Guide Channel and TV Guide Interactive; (b) affiliation agreements between the Company and TCI (or a controlled affiliate of TCI) with respect to the TV Guide Channel and TV Guide Interactive; and (c) carriage/marketing agreements for "TV Guide" branded monthly and/or weekly cable and DTH guide magazines. In the case of the carriage/marketing agreement between the Company and TCI, such agreement would include, among other terms and conditions as the parties may mutually agree upon, TCI's or its affiliate's agreement to convert TVSM monthly magazines for cable systems controlled by TCI to weekly magazines, and as consideration therefor, the agreement of a subsidiary of News Corp. to pay TCI or its designee an aggregate sum of $10 million upon such conversion being effected.

Continuing Services. Following the closing of the TV Guide Acquisition, for so long as News Corp. beneficially owns in the aggregate at least 12.5% of the Class B Common Stock of the Company, News Corp. will continue to make available to the businesses acquired in the TV Guide Acquisition, at the Company's request from time to time, services (including bulk paper procurement and the benefits of certain agreements, to the extent permitted thereunder) consistent with past practice, but in any event on terms no less favorable to the Company than "most favored nation" terms, unless the Company shall otherwise agree, provided that the right to use services that require the involvement of executives of News Corp. will be subject to agreement upon allocation of costs (including services of senior management). News Corp.and the Company have agreed to negotiate to enter into a definitive services agreement containing the foregoing terms and such other terms and conditions as may be customary or appropriate under the circumstances.

Programming and Affiliation Agreements. In connection with the Netlink Acquisition, one of the companies acquired from Liberty entered into programming and affiliation agreements with Satellite Services, Inc., a subsidiary of TCI ("SSI"), providing, among other things, for SSI to continue providing programming for the Company's SMATV business to the extent permitted by SSI's agreements with suppliers of programming services and pursuant to which SSI may redistribute the Denver 6 service within the service area of certain of TCI's cable systems. Pursuant to the Parent Agreement, as described above, News Corp., TCI and the Company agreed to negotiate in good faith to enter into, or cause their affiliates to enter into, certain affiliation agreements and carriage/marketing agreements. SSI and the Company have entered into an affiliation agreement for the cable systems of certain of TCI's controlled affiliates to carry TV Guide Interactive.

TCI and its consolidated affiliates purchased system integration services and video program promotion and guide services from the Company totaling $516,000 and $9.1 million, respectively during 1998. The Company purchased $43.7 million of programming and production services from TCI and its consolidated affiliates during 1998.

Trademark License Agreements. Pursuant to the Parent Agreement described above, News Corp. agreed to cause the termination of certain licenses granting it and its affiliates the right to use the TV Guide brand or associated trademarks. It is contemplated that the Company may license to News Corp., TCI or their respective affiliates, on terms to be agreed upon, the right to use the TV Guide brand and associated trademarks in connection with the Company's products or services or other arrangements for the benefit of the Company's products or services.

Purchase of Intellectual Property. At the closing of the TV Guide Acquisition, TCI sold to the Company all of TCI's right, title and interest in and to any intellectual property of or arising out of the joint venture formerly known as TV Guide On Screen for $3,500,000.

Advertising Revenues. For the fiscal year ended June 30, 1998, the businesses acquired in the TV Guide Acquisition earned approximately 13.2% of their advertising revenues from News Corp. affiliates.

See also "Executive Compensation -- Compensation Committee Interlocks and Insider Participation in Compensation Decisions."

Dated: March 19, 1999.

BY THE BOARD OF DIRECTORS

/s/ PETER C. BOYLAN III
Peter C. Boylan III
Executive Vice President;
Chairman and CEO--TV Guide Entertainment Group
and United Video Group